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SEC FILE NUMBER
23699

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securities Research, Inc. of Florida

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3055 Cardinal Drive
(No. and Street)

Vero Beach	FL	32963
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thaddeus Cook	(772) 231-6689	tcook@securitiesresearch.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Horowitz & Ullmann, P.C.
(Name – if individual, state last, first, and middle name)

232 Madison Avenue, Ste 1200	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

12/17/2003	921
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thaddeus Cook, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securities Research, Inc.of Florida, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Candice Southerland
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01SO0006009
QUALIFIED IN WESTCHESTER COUNTY
COMMISSION EXPIRES 04/21/2027

Signature: [signature]

Title:
President

[signature] 02/27/2025
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECURITIES RESEARCH, INC. OF FLORIDA

FINANCIAL STATEMENTS

DECEMBER 31, 2024

SECURITIES RESEARCH, INC. OF FLORIDA

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Securities Research, Inc. of Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Research, Inc. of Florida (the "Company") as of December 31, 2024, the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules "1" through "3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the

completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules "1" through "3" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2025

SECURITIES RESEARCH, INC. OF FLORIDA
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 177,433
Cash-restricted	125,000
Receivable from clearing broker	79,903
Prepaid expense and deposits	2,737
Marketable securities owned, at fair value	470,748
TOTAL CURRENT ASSETS	855,821
TOTAL ASSETS	$ 855,821

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 42,927
TOTAL LIABILITIES	42,927
SHAREHOLDER'S EQUITY	
Capital Stock	
Common share, no par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid-in capital	1,040,466
Retained earnings	(228,072)
TOTAL SHAREHOLDER'S EQUITY	812,894
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 855,821

See independents auditor's report and accompanying notes to financial statement.

SECURITIES RESEARCH, INC. OF FLORIDA
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	
Commissions	$ 333,337
Customer account fees	178,771
Investment advisory fees	108,153
Margin balance income	52,685
Mutual fund fees	116,996
Interest and dividends	7,120
Other income	8,996
Loss on investments	(258,167)
Total revenues	547,891
EXPENSES	
Employee compensation	421,141
Employee benefits	132,855
Fines	60,000
Customer restitution	112,132
Clearance charges	58,029
Occupancy	50,452
Commission expense	123,693
Payroll taxes and fees	33,025
Professional fees	27,340
Quotation services	20,659
Telephone	16,639
Registration fees	32,761
Payroll Processing fees	4,992
Office supplies and expenses	12,103
Miscellaneous expenses	47,859
Total expenses	1,153,680
NET LOSS	$ (605,789)

See independents auditor's report and accompanying notes to financial statement.

SECURITIES RESEARCH, INC. OF FLORIDA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (605,789)
Adjustments to reconcile net income to net cash used for operating activities:	
Realized gain on securities	(25,012)
Unrealized loss	283,179
Changes in assets and liabilities:	
Increase in receivable from clearing broker	(799)
Decrease in right of use asset	35,277
Decrease in lease liability	(34,306)
Decrease in other liability	(9,307)
Increase in accounts payable and accrued expenses	22,400
Total adjustments	271,432
Net cash used in operating activities	(334,357)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of marketable securities	155,890
Net cash provided by investing activities	155,890
NET DECREASE IN CASH	(178,467)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of year	480,900
CASH, CASH EQUIVALENTS AND RESTRICTED CASH- End of year	$ 302,433

See independents auditor's report and accompanying notes to financial statement.

SECURITIES RESEARCH, INC. OF FLORIDA
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock No Par	Additional Paid-in Capital	Retained Earnings	Total
Balances January 1, 2024	$500	$1,040,466	$ 377,717	$1,418,683
Net loss	-	-	(605,789)	(605,789)
Balances December 31, 2024	$500	$1,040,466	$(228,072)	$ 812,894

See independents auditor's report and accompanying notes to financial statement.

1. Organization and Nature of Business

Securities Research, Inc. of Florida, (the Company) was incorporated on October 16, 1978, under the laws of the State of Florida. The Company is a wholly owned subsidiary of JATS Corporation, (Parent Company), of Lake Charles, LA. The Company is a broker-dealer and investment advisor. It is registered with the SEC and the Financial Industry Regulatory Authority (FINRA). The Company is located in Vero Beach, Florida.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

Revenue Recognition
The Company recognizes revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The core principal of the standard is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods and services.

Commissions - The Company earns commissions on securities orders it executes on behalf of the customer. The related commission income and clearing expense are recognized on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Customer Account Fees - The Company earns fee income from customer account balances that are offered through the clearing broker and designated by the customer. The income is computed daily and paid monthly by the clearing firm. The income is recognized monthly by the Company.

Investment Advisory Fees – The Company earns advisory fee income for investment advisory services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a percentage of assets under management and collected quarterly. The Company recognizes this income upon completion of its investment advisory services performance obligation.

Margin Balance Income - The Company earns interest income on customer margin balances. The firm's clearing broker shares the income it earns with the Company based upon total customer margin balances held by the clearing broker. The income is computed daily and paid monthly by the clearing firm. The income is recognized by the Company on a monthly basis.

Mutual Fund Fees – The Company earns 12B-1 fee income from customer money market fund balances. The money market funds are offered by the Company's clearing broker. The

2. Summary of Significant Accounting Policies (Continued)

12B-1 income is computed daily and paid monthly by the clearing firm. The income is recognized by the Company on a monthly basis.

Securities Transactions - Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis.

The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing prices as listed on the securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss.

Collateralized Agreements
The Company does not engage in transactions involving securities purchased under the agreements to resell or securities sold under agreement to repurchase.

Receivable from Clearing Broker
The Company records revenue for trading commissions and fees earned but not received as of December 31, 2024. It has not recorded any provision for credit losses because management believes that the accrued commission receivable will be fully collected.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent who pays the liability, or receives the benefit, without any reimbursement from/to the Company. The amount of current and deferred state taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncement

The Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures issued by the Financial Accounting Standards Board (FASB) in November 2023 introduced enhancements to segment reporting requirements for public entities, including broker-dealers. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The adoption did not have an impact on the Company's financial condition or results of operations.

Subsequent Events

Management has evaluated subsequent events through February 26, 2025, the date which the financial statements were available to be issued.

3. Fair Value Measurements

The Company adopted ASC topic 820, "Fair Value Measurements and Disclosures", which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimates or assumptions that market participants would use in pricing the asset or liability.

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

4. Cash-Restricted

Cash of $125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under the agreement with the clearing broker.

5. Supplementary Cash Flow Information

Reconciliation of Cash, Cash Equivalents, and Restricted Cash:

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported with the Statement of Cash Flows that sum to the total of the same such amounts shown in the Statement of Cash Flows:

Cash and cash equivalents	$177,433
Restricted cash	125,000
Total cash, cash equivalents, and restricted cash shown in the Consolidated Condensed Statement of Cash Flows	$302,433

6. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

7. Leases

The Company records its obligations under operating leases for its offices with noncancelable terms in excess of one year in accordance with ASU No. 2016-02 "Leases (Topic 842)". The ASU requires that, for leases longer than one year, a lessee recognize in the statements of financial position a right of use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments.

During 2024, the Company closed one of its two offices. The lease for the second office terminated at 12/31/24 and the Company extended the lease term for one year through 12/31/25.

The Company recognizes lease expense, calculated as the remaining cost of the lease allocated over the remaining lease term on a straight-line basis. Lease expense is presented as part of occupancy expense in the statement of income. For the year ended December 31, 2024, the Company recognized $50,452 in lease expense, essentially equivalent to its rent payments. As a payment arising from an operating lease, the lease payments are classified within operating activities in the statement of cash flows.

8. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $250,000 or 6 2/3% of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2024, the Company's net capital exceeds such capital requirements by $439,459 and the ratio of aggregate indebtedness to net capital is .0623 to 1.

9. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company and its Parent have an agreement whereby the Parent pays any federal income tax liability of the Company and utilizes any federal tax benefit generated by the Company. There is no reimbursement between the companies for federal tax payments made or tax benefits received by the Parent. As a result, the Company does not record any federal tax liability or tax benefit.

The Company files its own state income tax returns. The Company has a state net operating loss carryover determined as if the Company filed a separate federal income tax return. Based upon current tax rates, the Company has recognized a state deferred tax asset from the estimated tax benefit of the net operating loss carry forwards of approximately $198,000. The Company has a deferred tax liability, primarily attributable to unrealized gains on its marketable securities, of approximately $9,000, which if recognized, would be fully offset by the deferred tax asset. Based upon future expected taxable income, the Company has recorded a valuation allowance of approximately $189,000, or 100% of the expected remaining deferred tax benefit. The net change in the total valuation allowance during the year is an increase of approximately $32,000. The net operating losses incurred prior to 2018 can be carried forward for 20 years from the year of the loss and those incurred after 2017 can be carried forward indefinitely.

Accounting principles generally accepted in the United States of America require the Board of Directors to evaluate tax positions taken by the Company and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Board of Directors has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2024, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Board of Directors believes it is no longer subject to income tax examinations for years prior to 2021.

10. 401(k) Savings Plan

The Company maintains a 401(k) savings plan (the Plan). Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company did not make a contribution in 2024.

11. Regulatory Settlement

The Financial Industry Regulatory Authority (FINRA) conducted an examination of certain sales of mutual funds to certain clients of Securities Research, Inc. of Florida. Following that examination, FINRA raised certain concerns with the Firm in regard to those sales. The Firm, while neither admitting or denying FINRA's findings, reached an agreement to resolve FINRA's concerns. Pursuant to that agreement, the Company paid a fine of $60,000 and made reimbursements to certain clients in the amount of $112,132.

12. Related Party Transactions

The Company earned investment advisory fee income of $100,200 during the year ended 12/31/24 from one customer, which is a related party.

13. Business Segments

The Company has determined that it has one reportable segment, given the common nature of the Company's operations, products and services, and regulatory environment. It provides brokerage and advisory services to institutional and individual investors from which it derives its revenues and incurs expenses.

The Company has identified its president and CEO as the chief operating decision maker (CODM) as specified in ASU 2023-7, who uses net income to evaluate the results of the business and make decisions about resource allocation. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole.

All required segment financial information can be found directly in the financial statements. The accounting policies used for our reportable segment are the same as those described in the summary of significant accounting policies.

SECURITIES RESEARCH, INC. OF FLORIDA
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2024

Schedule "1"

SHAREHOLDER'S EQUITY PER STATEMENT OF FINANCIAL CONDITION	$ 812,894
Deductions and/or charges:	
Prepaid expenses	(2,737)
TENTATIVE NET CAPITAL	810,157
Capital charge on investment securities	(75,200)
Capital charge on undue concentration	(45,498)
NET CAPITAL	689,459
Less: Minimum net capital required to be maintained ($250,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	250,000
EXCESS NET CAPITAL	$ 439,459
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 42,927
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 2,862
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0623 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted on February 20, 2025 by Securities Research, Inc. of Florida with the unaudited Form X-17A-5 Part II Filing as of December 31, 2024.

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC. OF FLORIDA
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2024

Schedule "2"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2024.

See independent auditor's report and accompanying notes to financial statements.

SECURITIES RESEARCH, INC. OF FLORIDA
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2024

Schedule "3"

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended December 31, 2024.

See independent auditor's report and accompanying notes to financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Securities Research, Inc. of Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Research, Inc. of Florida (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Securities Research, Inc. of Florida claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provision") and (2) the Company stated that Securities Research, Inc. of Florida met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

New York, NY
February 26, 2025

SECURITIES RESEARCH, INC. OF FLORIDA
EXEMPTION REPORT PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2024

Securities Research, Inc. of Florida, (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the fiscal year ended December 31, 2024, without exception.

Securities Research, Inc. of Florida

I, Thaddeus Cook, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President
February 26, 2025

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

232 Madison Avenue, Suite 1200
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
of Securities Research, Inc. of Florida

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Securities Research, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.
New York, NY
February 26, 2025

SECURITIES RESEARCH, INC. OF FLORIDA
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2024

Total revenue		$ 547,891
Additions:	Net income from securities in investment counts	258,167
Deductions:	Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	(58,268)
	Margin interest (40%) earned on customer accounts	(21,074)
Total revenue, subject to assessment		726,716
Computation of assessment:		
For the year ended December 31, 2024 @.0015		$ 1,090
Less: Payments		-
Balance Due		$ 1,090